                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                FRED MEYER, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   592907-10-9
                                 (CUSIP Number)


                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 1998
             (Date of Event which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 23 Pages)

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 2 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         THE YUCAIPA COMPANIES
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     4,856,211
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 4,682,927
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 4,856,211
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 4,682,927
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,539,138
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 3 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA ARIZONA PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     574,522
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 574,522
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         574,522
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 4 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     631,400
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 631,400
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         631,400
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 5 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS II, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     287,264
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 287,264
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         287,264
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 6 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA SSV PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     2,744,594
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 2,744,594
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,744,594
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 7 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         F4L EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     3,798,525
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 3,798,525
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,798,525
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 8 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         FFL PARTNERS
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     365,429
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 365,429
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         365,429
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 9 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         FRED MEYER/SMITH'S FOUNDATION
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         OREGON
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     28,165
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 28,165
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,165
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 10 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA CAPITAL FUND
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     335,711
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 79,718
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 335,711
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 79,718
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         415,429
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 11 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         YUCAIPA/F4L PARTNERS
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     79,718
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 79,718
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         79,718
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
     CUSIP NO. 592907-10-9                                PAGE 12 OF 23
--------------------------------                --------------------------------


--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         RONALD W. BURKLE
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         US
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     827,320
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 13,701,539
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 827,320
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 13,701,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,528,859
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by The Yucaipa Companies, a California general partnership ("Yucaipa"), Yucaipa Arizona Partners, L.P., a California limited partnership ("Arizona Partners"), Yucaipa Smitty's Partners, L.P., a California limited partnership ("Smitty's Partners"), Yucaipa Smitty's Partners II, L.P., a California limited partnership ("Smitty's Partners II"), Yucaipa SSV Partners, L.P., a California limited partnership ("SSV Partners"), F4L Equity Partners, L.P., a California limited partnership ("F4L Equity Partners"), FFL Partners, a California general partnership ("FFL Partners"), Fred Meyer/Smith's Foundation, an Oregon non-profit corporation ("Foundation"), Yucaipa Capital Fund, a California limited partnership ("Yucaipa Capital Fund"), Yucaipa/F4L Partners, a California general partnership ("Yucaipa/F4L Partners"), and Ronald W. Burkle (collectively, the "Reporting Persons"). This Amendment No. 3 amends the Statement on Schedule 13D dated September 9, 1997 filed with the Securities and Exchange Commission (the "Commission") on September 19, 1997, Amendment No. 1 thereto dated November 6, 1997 filed with the Commission on November 17, 1997 and Amendment No. 2 thereto dated March 10, 1998 filed with the Commission on March 20, 1998 (the "Statement") by the Reporting Persons relating to the common stock, par value $.01 per share (the "Common Stock"), of Fred Meyer, Inc., a Delaware corporation ("Fred Meyer" or the "Company"), which has its principal executive offices located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202. This Amendment No. 3 reflects that the Reporting Persons have entered into a Voting Agreement, dated as of October 18, 1998 (the "Voting Agreement"), with The Kroger Co., an Ohio corporation ("Kroger"). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2. Identity and Background.

        The response to Item 2 is amended as follows:

        Item 2(a) is restated in its entirety as follows:

        (a) This statement is being filed jointly by the Reporting Persons. Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner are the general partners of Yucaipa. Ronald
W. Burkle, Yucaipa Capital Advisors, Inc., a California corporation ("Yucaipa Capital Advisors"), and George G. Golleher are the sole general partners of F4L Equity Partners. Ronald W. Burkle is the sole executive officer, director and controlling stockholder of Yucaipa Capital Advisors. Ronald W. Burkle, Joe Burkle, Richard d'Abo, David Gammon, Greg Gammon, Larry Larkin, Rex H. Lewis, Harold McIntire, Douglas L. McKenzie, Michael Saltman, Charles Smith, Darrel Willoughby, Yucaipa Capital Partners, L.P., Yucaipa and Yucaipa Auto Partners, L.P. are the sole general partners of FFL Partners. Ronald W. Burkle is the sole general partner of each of Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. Ronald W. Burkle, Robert G. Miller, Roger A. Cooke and Kenneth Thrasher are the President, Vice President, Secretary and Treasurer, respectively, and each is a director, of Foundation. Yucaipa Capital Advisors is the sole general partner of Yucaipa Capital Fund. Yucaipa Capital Fund and Yucaipa are the sole partners of Yucaipa/F4L Partners.

        Item 2(b) is restated in its entirety as follows:

        (b) The address of the principal business and principal office of Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Foundation, Yucaipa Capital Fund, Yucaipa/F4L Partners, Yucaipa Capital Advisors, Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. is c/o The Yucaipa Companies, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner is c/o The Yucaipa Companies 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of each of George G. Golleher, Harold McIntire and Darrel Willoughby is c/o Ralphs Grocery Company, 1100 West Artesia Boulevard, Compton, California 90220. The business address of each of Joe Burkle and David Gammon is c/o Falley's, Inc., 3120 S. Kansas Avenue, Topeka, Kansas 66611. The business address of Richard d'Abo is c/o Creative Cafe Wilshire, 640 San Vicente Boulevard, Suite 70, Los Angeles, California 90048. The business address of Greg Gammon is 15751


                                 (Page 13 of 23)

Golden Spur, Riverside, California 92504. The business address of Larry Larkin is c/o Larkin Properties, 1700 E. Desert Inn Road, Suite 405, Las Vegas, Nevada 89109. The business address of Rex H. Lewis is c/o Avante Homes, 2325 A Renaissance Drive, Las Vegas, Nevada 89119. The business address of Douglas L. McKenzie is c/o Big Sur Bottled Water, 21875 Rosehart Way, Salinas, California 93921. The business address of Michael Saltman is c/o The Vista Group, 2295 A Renaissance Drive, Las Vegas, Nevada 89119. The address of Charles Smith is 3527 Copper Kettle Way, Orange, California 92867. The business address of each of Robert G. Miller, Roger A. Cooke and Kenneth Thrasher is c/o Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202.


        Item 2(c) is restated in its entirety as follows:

        The principal business of Yucaipa is acquiring, investing in and/or managing supermarket and other companies. The principal business of Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa FFL Partners is investing in the Common Stock. The present principal occupation or employment of each of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick
L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner is as a principal of The Yucaipa Companies LLC, a private investment group specializing in supermarket companies and an affiliate of Yucaipa ("Yucaipa LLC"), the address of which is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The principal business of each of Yucaipa Capital Advisors and Yucaipa Capital Partners, L.P. is to own an interest in and manage certain entities which invest in the Common Stock. The principal business of Yucaipa Auto Partners, L.P. is to own an interest in and manage certain assets, including entities which invest in the Common Stock. The principal purpose of Foundation is as a not-for-profit charitable organization. The present principal occupation or employment of George G. Golleher and Harold McIntire is as the President and Chief Operating Officer of Fred Meyer and the President of the Food 4 Less Division of Ralphs Grocery Company, a Delaware corporation, respectively. The present principal occupation or employment of Joe Burkle and David Gammon is as the Chief Executive Officer and Assistant to the President, respectively, of Falley's, Inc. The present principal occupation or employment of Richard d'Abo is in the operations of a post-production film company. The present principal occupation or employment of Greg Gammon is as a salesman. Larry Larkin and Charles Smith are retired. The present principal occupation or employment of Rex H. Lewis and Michael Saltman is as a developer. The present principal occupation or employment of Douglas L. McKenzie is as the President of Big Sur Bottled Water. The present principal occupation or employment of Darrel Willoughby is as a construction manager. The present principal occupation of Robert G. Miller, Roger A. Cooke and Kenneth Thrasher is as the Chief Executive Officer, Senior Vice President and General Counsel and Executive Vice President and Chief Administrative Officer, respectively, of Fred Meyer.

        Item 2(d) is restated in its entirety as follows:

        None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        Item 2(e) is restated in its entirety as follows:

        None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 2(f) is restated in its entirety as follows:

        To the Reporting Persons' knowledge, each of the individuals referred to in paragraph (a) above, other than Richard d'Abo is a United States citizen. To the Reporting Persons' knowledge, Richard d'Abo is a citizen of the United Kingdom.


                                 (Page 14 of 23)

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is restated in its entirety as follows:

        The consideration for the shares of Common Stock acquired by the Reporting Persons was (i) Class B Common Stock, par value $.01 per share, of Smith's Food & Drug Centers, Inc., a Delaware corporation ("Smith's"), held by the Reporting Persons prior to September 9, 1997 and (ii) common stock, par value $.01 per share, of Food 4 Less Holdings, Inc., a Delaware corporation ("Food 4 Less") and, in the case of Yucaipa, a warrant to purchase shares thereof, in each case held by the Reporting Persons prior to March 10, 1998.

        On September 9, 1997 (the "Fred Meyer-Smith's Merger Closing Date"), pursuant to the Agreement and Plan of Reorganization and Merger dated as of May 11, 1997 (the "Fred Meyer-Smith's Merger Agreement") among Fred Meyer, FM Stores, Inc., a Delaware corporation formerly known as Fred Meyer, Inc. ("FM Stores"), Smith's, Fred Meyer Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Fred Meyer ("Fred Meyer Merger Sub") and Smith Merger Sub, Inc., a Delaware corporation and wholly-subsidiary of Fred Meyer ("Smith's Merger Sub"), (i) Smith's Merger Sub merged with and into Smith's and Fred Meyer Merger Sub merged with and into FM Stores (together, the "Fred Meyer-Smith's Merger") with each of Smith's and FM Stores surviving the respective merger and becoming a wholly-owned subsidiary of Fred Meyer, (ii) each outstanding share of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of Smith's (including shares held by each of the Reporting Persons) was converted into 1.05 shares of Common Stock and (iii) each outstanding share of common stock, par value $.01 per share, of FM Stores was converted into one share of Common Stock.

        On March 10, 1998 (the "Fred Meyer-Food 4 Less Merger Closing Date"), pursuant to the Agreement and Plan of Merger, dated as of November 6, 1997 (the "Fred Meyer-Food 4 Less Merger Agreement"), by and among Fred Meyer, Food 4 Less and FFL Acquisition Sub, a Delaware corporation and wholly-owned subsidiary of Fred Meyer ("FFL Sub"), FFL Sub merged with and into Food 4 Less (the "Fred Meyer-Food 4 Less Merger") with Food 4 Less surviving the Fred Meyer-Food 4 Less Merger and becoming a wholly-owned subsidiary of Fred Meyer. In connection therewith, all outstanding shares of capital stock of Food 4 Less, together with the warrant to purchase shares of common stock of Food 4 Less held by Yucaipa, were converted into shares of Common Stock.


Item 4. Purpose of Transaction.

        Item 4 is restated in its entirety as follows:

        As further described below in Item 6, the Reporting Persons have entered into the Voting Agreement with Kroger. The Voting Agreement was entered into by the parties in connection with the Fred Meyer-Kroger Merger Agreement (as defined herein) as more fully described in Item 6 below.

        On October 18, 1998, Kroger, Jobsite Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Kroger ("Jobsite Holdings"), and Fred Meyer, entered into an Agreement and Plan of Merger (the "Fred Meyer-Kroger Merger Agreement"), a copy of which is attached hereto as an exhibit and incorporated herein by reference. Pursuant to the terms of the Fred Meyer-Kroger Merger Agreement, Jobsite Holdings will merge with and into Fred Meyer (the "Fred Meyer-Kroger Merger") with Fred Meyer surviving the Fred Meyer-Kroger Merger and becoming a wholly-owned subsidiary of Kroger, subject to certain conditions being satisfied or waived. Certain stockholders of Fred Meyer, including the Reporting Persons, holding approximately 9.5% of the aggregate voting power of Fred Meyer have entered into agreements to vote their shares of Fred Meyer stock in favor of the Fred Meyer-Kroger Merger Agreement. Pursuant to the Fred Meyer-Kroger Merger Agreement, stockholders of Fred Meyer will receive one share of common stock, par value $1.00 per share, of Kroger for each share of Common Stock.


                                 (Page 15 of 23)

Item 5. Interest in Securities of the Issuer.

        The response to Item 5 is amended as follows:

        Item 5(a) is restated in its entirety as follows:

        (a) Arizona Partners owns 574,522 shares of Common Stock (approximately 0.4% of the total number of outstanding shares of Common Stock as of October 18, 1998); Smitty's Partners owns 631,400 shares of Common Stock (approximately 0.4% of the total number of outstanding shares of Common Stock as of October 18, 1998); Smitty's Partners II owns 287,264 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of October 18, 1998); SSV Partners owns 2,744,594 shares of Common Stock (approximately 1.8% of the total number of outstanding shares of Common Stock as of October 18, 1998); Yucaipa owns 986,845 shares of Common Stock (approximately 0.6% of the total number of outstanding shares of Common Stock as of October 18,
1998) and is the record holder of a currently exercisable warrant entitling it to purchase up to 3,869,366 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Section 13d-3(d)(1) of the Act; F4L Equity Partners owns 3,798,525 shares of Common Stock (approximately 2.5% of the total number of outstanding shares of Common Stock as of October 18, 1998); FFL Partners owns 365,429 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of October 18, 1998); Foundation owns 28,165 shares of Common Stock (less than 0.1% of the total number of outstanding shares of Common Stock as of October 18, 1998); Yucaipa Capital Fund owns 335,711 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of October 18, 1998); Yucaipa/F4L Partners owns 79,718 shares of Common Stock (approximately 0.1% of the total number of outstanding shares of Common Stock as of October 18, 1998); and Ronald W. Burkle owns 827,320 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of October 18, 1998).

        Item 5(b) is restated in its entirety as follows:

        Each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners, acting through their sole general partner, Yucaipa, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. As a result, Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Each of Ronald W. Burkle, Robert I. Bernstein, Linda McLoughlin Figel, Patrick L. Graham, Lawrence K. Kalantari, Darren W. Karst and Ira L. Tochner as a general partner of Yucaipa, may be deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Persons, but disclaims any such ownership (except to the extent of such individual's pecuniary interest therein), and the filing of this statement shall not be construed as an admission that any of Messrs. Burkle, Bernstein, Graham, Kalantari, Karst or Tochner or Ms. Figel is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities. Each of F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa/F4L Partners, acting through its respective general partner(s), has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. In addition, (i) Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by FFL Partners and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest therein), (ii) Yucaipa Capital Fund may be deemed to beneficially own the shares of Common Stock directly owned by Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest therein) and (iii) Ronald W. Burkle may be deemed to beneficially own the shares of Common Stock directly owned by Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Foundation, Yucaipa Capital Fund and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of his pecuniary interest therein). Ronald W. Burkle has the sole power to vote or direct the vote, and to dispose or to direct the disposition of shares of Common Stock beneficially held by him. Foundation, acting through its board of directors, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common Stock beneficially owned by it.


                                 (Page 16 of 23)

        Item 5 (c) is restated in its entirety as follows:

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

        Item 5(e) is restated in its entirety as follows:

        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is restated in its entirety as follows:

        In connection with the Fred Meyer-Smith's Merger, (i) Ronald W. Burkle was elected Chairman of the Board of Directors of Fred Meyer, (ii) Fred Meyer and certain of the Reporting Persons entered into the Smith's Registration Rights Agreement (as defined below), (iii) Fred Meyer and Yucaipa entered into a Supplemental Warrant Agreement as described below and (iv) Fred Meyer and Yucaipa LLC, entered into a Management Services Agreement described below. In connection with the Fred Meyer-Food 4 Less Merger, (i) the Smith's Registration Rights Agreement was amended as described below and (ii) Fred Meyer, certain of the Reporting Persons and certain other persons entered into the Food 4 Less Registration Rights Agreement described below. In connection with the execution of the Fred Meyer-Kroger Merger Agreement, Kroger and the Reporting Persons entered into the Voting Agreement described below.

THE MANAGEMENT SERVICES AGREEMENT

        On the Fred Meyer-Smith's Merger Closing Date, Fred Meyer entered into the Management Services Agreement with Yucaipa LLC. Under the terms of the Management Services Agreement, Yucaipa LLC, through its members, employees or other designated representatives or agents, provides Fred Meyer and its subsidiaries, subject to the supervision of Fred Meyer's Board of Directors, management consultation and advice and Mr. Burkle serves as the Chairman of Fred Meyer's Board of Directors. In addition, the Management Services Agreement restricts the ability of Yucaipa LLC and its affiliates to (a) enter into certain business combination or other transactions relating to Fred Meyer, (b) acquire voting securities of Fred Meyer in excess of 15% of Fred Meyer's outstanding voting securities, (c) participate in any proxy solicitation with respect to such voting securities or (d) otherwise act to control or influence the management, Board of Directors or policies of Fred Meyer.

        The foregoing summary of the Management Services Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

THE SUPPLEMENTAL WARRANT AGREEMENT

        On May 23, 1996, Smith's issued to Yucaipa warrants to purchase 1,842,555 shares of Class C Common Stock, par value $.01 per share (the "Smith's Class C Common Stock"), of Smith's (the "Warrants") at an initial exercise price of $50.00 per share. On the Fred Meyer-Smith's Merger Closing Date, Fred Meyer executed the


                                 (Page 17 of 23)

Supplemental Warrant Agreement providing that any holder of a Warrant will have the right until the expiration date thereof to exercise such Warrant at the existing exercise price for the number of shares of Common Stock to which a holder of the number of shares of Smith's Class C Common Stock that would have otherwise been deliverable upon the exercise of such Warrant would have been entitled pursuant to the Fred Meyer-Smith's Merger Agreement if such Warrant had been exercised in full immediately prior to the effective time of the Fred Meyer-Smith's Merger. One-half of the Warrants are exercisable at the election of Yucaipa on or prior to May 23, 2005, and one-half of the Warrants are exercisable at the election or Yucaipa on or prior to May 23, 2006. The Warrants are exercisable for an aggregate of 3,869,366 shares of Common Stock at an exercise price of approximately $23.81 per share, for an aggregate purchase price of $92,127,750.

        The forgoing summary of the Supplemental Warrant Agreement is qualified in its entirety by reference to the agreement which is attached hereto an exhibit and incorporated herein by reference.

THE SMITH'S REGISTRATION RIGHTS AGREEMENT

        On the Fred Meyer-Smith's Merger Closing Date, Fred Meyer entered into a registration rights agreement (the "Smith's Registration Rights Agreement") with Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners and certain other persons, each of which received shares of Common Stock in the Fred Meyer-Smith's Merger. Under the terms of the Registration Rights Agreement, the holders of a majority of the Registrable Securities (as defined in the Smith's Registration Rights Agreement) held by Yucaipa and its affiliates and their respective transferees (collectively, the "Yucaipa Holder Group") are entitled, subject to certain restrictions, to two written requests upon Fred Meyer for the registration under the Securities Act of 1933, as amended (the "Securities Act") of all or part of their shares of Registrable Securities. In addition, the Smith's Registration Rights Agreement also grants certain "piggyback" and "shelf" registration rights to the Yucaipa Holder Group.

        Fred Meyer will be obligated to pay its expenses associated with registration of the Registrable Securities, regardless of whether any registration statement required by the Registration Rights Agreement becomes effective. In addition, Fred Meyer will provide customary securities law indemnification to any party who participates in any registration effected under the Smith's Registration Rights Agreement.

        On the Fred Meyer-Food 4 Less Merger Closing Date, the Smith's Registration Rights Agreement was amended to provide, among other things, that shares of Common Stock acquired by Yucaipa, Ronald W. Burkle,


                                 (Page 18 of 23)

F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa/F4L Partners in the Fred Meyer-Food 4 Less Merger are "registrable securities" under the Smith's Registration Rights Agreement.

        The foregoing summaries of the Smith's Registration Rights Agreement and the Amendment thereto are qualified in their entirety by reference to the agreements which are attached hereto as exhibits and incorporated herein by reference.

THE FOOD 4 LESS REGISTRATION RIGHTS AGREEMENT

        On the Fred Meyer-Food 4 Less Merger Closing Date, the Company entered into a Registration Rights Agreement with F4L Equity Partners, Ronald W. Burkle, FFL Partners, Yucaipa Capital Fund, Yucaipa, Yucaipa/F4L Partners, Apollo Investment Fund, L.P., Apollo Investment Fund III, L.P., Apollo UK Partners III, L.P., Apollo Overseas Partners III, L.P. and F4L/AB Investors (the "Food 4 Less Registration Rights Agreement"). Under the terms of the Food 4 Less Registration Rights Agreement, Fred Meyer has filed with the Commission a shelf registration statement on Form S-3 that registers for possible resale all of the Common Stock acquired by those parties pursuant to the Fred Meyer-Food 4 Less Merger. The Company is obligated to keep such shelf registration statement effective, subject to certain conditions, until the one year anniversary date (the "Shelf Termination Date") of the date such shelf registration statement has been declared effective.

        Fred Meyer has agreed to pay its expenses associated with the registration of Registrable Securities (as defined in the Food 4 Less Registration Rights Agreement). In addition, Fred Meyer will provide customary indemnification to any party who participates in any registration effected under the Food 4 Less Registration Rights Agreement.

        The foregoing summary of the Food 4 Less Registration Rights Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

VOTING AGREEMENT

        On October 18, 1998, Fred Meyer, Kroger and Jobsite Holdings entered into the Fred Meyer-Kroger Merger Agreement. Concurrently with the execution of the Fred Meyer-Kroger Merger Agreement, the Reporting Persons entered into the Voting Agreement with Kroger pursuant to which each Reporting Person agreed, among other things, that, at any meeting of stockholders of Fred Meyer and in any action by consent of the stockholders of Fred Meyer, to vote or, if applicable, give consent with respect to all Subject Shares (as defined in the Voting Agreement) held by such Reporting Person on the record date applicable to the meeting or consent in favor of the Fred Meyer-Kroger Merger Agreement and the Fred Meyer-Kroger Merger. In addition, (i) the Reporting Persons agreed to grant, at the request of Kroger, an irrevocable proxy appointing Kroger to vote or, if applicable, give consent with respect to all Subject Shares with regard to the transactions contemplated by the Fred Meyer-Kroger Merger Agreement and
(ii) Kroger agreed to assume the obligations of Fred Meyer under the Smith's Registration Rights Agreement. As of October 28, 1998, the shares subject to voting agreements, including the Voting Agreement, represented approximately 9.5% of the aggregate voting power of Fred Meyer.

        The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.


                                 (Page 19 of 23)

Item 7. Material to be Filed as Exhibits.

        Exhibit 99.1 Agreement and Plan of Merger, dated as of October 18, 1998, by and between The Kroger Co., Jobsite Holdings, Inc. and Fred Meyer, Inc. (Incorporated by reference to
                        Exhibit 99.1 to Fred Meyer's Report on Form 8-K, Number 1-13339).

        Exhibit 99.2 Management Services Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies LLC. (Incorporated by reference to Exhibit 1 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.3 Supplemental Warrant Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies. (Incorporated by reference to Exhibit 2 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.4 Registration Rights Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and the parties listed on the signature pages thereto. (Incorporated by reference to Exhibit 3 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.5 Amendment to Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto. (Incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Reporting Persons' Statement on Schedule 13D date March 10, 1998).

        Exhibit 99.6 Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto. (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Reporting Persons' Statement on Schedule 13D dated March 10, 1998).

        Exhibit 99.7 Voting Agreement, dated as of October 18, 1998, by and among The Kroger Co. and the parties listed on the signature pages thereto.


                                 (Page 20 of 23)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 1998          Yucaipa Arizona Partners, L.P.
                                  Yucaipa Smitty's Partners, L.P.
                                  Yucaipa Smitty's Partners II, L.P.
                                  Yucaipa SSV Partners, L.P.
                                  FFL Partners
                                  Yucaipa/F4L Partners

                                  By: The Yucaipa Companies
                                  Its General Partner


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: General Partner




Dated:  October 28, 1998          The Yucaipa Companies


                                  By:   /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title: General Partner



Dated:  October 28, 1998          F4L Equity Partners, L.P.
                                  Yucaipa Capital Fund

                                  By:  Yucaipa Capital Advisors, Inc.
                                  Its General Partner


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title:



Dated:  October 28, 1998          Fred Meyer/Smith's Foundation


                                  By: /s/ Ronald W. Burkle
                                      ------------------------------------------
                                  Name:  Ronald W. Burkle
                                  Title:


                                 (Page 21 of 23)

Dated:  October 28, 1998

                                      /s/ Ronald W. Burkle
                                      ------------------------------------------
                                      Ronald W. Burkle


                                 (Page 22 of 23)

                                  EXHIBIT INDEX


        Exhibit 99.1 Agreement and Plan of Merger, dated as of October 18, 1998, by and between The Kroger Co., Jobsite Holdings, Inc. and Fred Meyer, Inc. (Incorporated by reference to
                        Exhibit 99.1 to Fred Meyer's Report on Form 8-K, Number 1-13339).

        Exhibit 99.2 Management Services Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies LLC. (Incorporated by reference to Exhibit 1 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.3 Supplemental Warrant Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies. (Incorporated by reference to Exhibit 2 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.4 Registration Rights Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and the parties listed on the signature pages thereto. (Incorporated by reference to Exhibit 3 to the Reporting Persons' Statement on Schedule 13D dated September 9, 1997).

        Exhibit 99.5 Amendment to Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto. (Incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Reporting Persons' Statement on Schedule 13D date March 10, 1998).

        Exhibit 99.6 Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto. (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Reporting Persons' Statement on Schedule 13D dated March 10, 1998).

        Exhibit 99.7 Voting Agreement, dated as of October 18, 1998, by and among The Kroger Co. and the parties listed on the signature pages thereto.


                                 (Page 23 of 23)